Exhibit (a)(5)(1)

The following announcement was released by Sonaecom on February 27, 2006, in connection with Sonaecom's offer to acquire Portugal Telecom.

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SONAECOM, S.G.P.S., S.A.

Sociedade Aberta

Sede: Lugar do Espido, Via Norte, Maia

Pessoa Colectiva n° 502 028 351

Matriculada na Conservatória de Registo Comercial

da Maia sob o n° 45 466

Capital Social Euro 296.526.868

ANNOUNCEMENT

Following the preliminary announcements of the decision to launch a public tender offer for the acquisition of shares and convertible bonds of Portugal Telecom, SGPS, S.A. (PT) and for the acquisition of shares of PT Multimedia – Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. (PTM), Sonaecom S.G.P.S., S.A. hereby announces that it has delivered today to the CMVM the requests for registration of both offers.

Below is an English translation of the text included in the draft prospectus related to the public tender offer for PT, in respect of the justification for the consideration offered and plans for Sonaecom/PT. Please bear in mind that the documents submitted today are only drafts and that the launch of both Offers is subject to the satisfaction of the conditions previously referred to in the respective preliminary announcements.

2.3 Consideration Offered and its justification

Consideration

The consideration offered is €9.50 (nine Euros and fifty cents) in cash for each Share (and ADS, representing one Ordinary Share) and €5,000 (five thousand Euros) in cash for each Convertible Bond.

Justification

The Offered Consideration is at a Substantial Premium

The consideration offered represents a premium of approximately 16.1% to the closing price of € 8.18 of the Ordinary Shares on Euronext Lisbon on 6 February 2006, the day on which Sonaecom made the Preliminary Announcement (the “Preliminary Announcement Date”).

Taking into account the Dividend distributed to PT shareholders, together with the consideration offered, the premium (hereafter referred to as “Adjusted Premium”) received by PT shareholders is approximately 20.8% to the closing price of € 8,18 of the Ordinary Shares on the Euronext Lisbon on the Preliminary Announcement Date.

The consideration offered represents a premium of approximately 20.6%, and an Adjusted Premium of 25.4%, to the volume-weighted average daily closing price of € 7.88, during the six months prior to the Preliminary Announcement Date.

The consideration offered represents a premium of approximately 15.6%, and an Adjusted Premium of 20.3%, to the volume-weighted average daily closing price of € 8.22, during the three months prior to the Preliminary Announcement Date.

The highest and lowest closing prices of the Ordinary Shares on Euronext Lisbon during the six months prior to 6 February 2006 were €8.87 and €7.38, respectively. The average daily trading

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 1  We have assumed that the Offers will commence after the distribution of the Dividend.

volume of the Ordinary Shares on Euronext Lisbon during this period was approximately 5,236,735 Ordinary Shares.

The reported book value of each Ordinary Share as at 30 September 2005 was €3.20.

Although the Offers are not mandatory, the consideration offered complies with the rules of article 188 of the Portuguese Securities Code and paragraph a) of article 189.1 of the Portuguese Securities Code, being higher than the volume-weighted average price of the Ordinary Shares during the six months preceding the Preliminary Announcement Date (€7.88).

To the best of its knowledge, neither Offeror nor any entity connected to it, as such term is defined in Article 20 of the CVM, has acquired any Shares in the six months immediately prior to the Preliminary Announcement Date.

The Offered Consideration Values PT above Comparable Companies

The value of PT implied by the offered consideration is significantly higher when compared to peer companies in the European telecommunications industry listed on international securities markets, as shown in Table 2.1 below.

Table 2.1 - Adjusted average of the multiples of Listed European Telecommunications Companies vs. multiples implied in the PT offered consideration

	2005E	2006E	2007E
EV/EBITDA (1)
Comparables’ average (3)	5.9x	5.2x	4.8x
Portugal Telecom (4)	6.5x	6.4x	6.1x
Premium	10.2%	23.1%	27.1%
PER (2)
Comparables’ average (3)	12.9x	12.0x	11.1x
Portugal Telecom (4)	19.1x	15.9x	13.7x
Premium	48.1%	32.5%	23.4%

(1) Enterprise Value (Equity Value + Net Debt + Minority Interests) / EBITDA (Operational Results + Amortizations + Provisions)

(2) Equity Value / Net Income

(3) Adjusted average (excluding maximums and minimums) of the multiples of Telefónica, Deutsche Telekom, France Telecom, Telecom Itália, Swisscom, Telenor, Belgacom and OTE calculated in February 2006.

(4) Multiples implied in the offered consideration (based on consolidated indicators of PT and including the Dividend).

Source: Research reports of Investment Banks for the calculation of the PT multiples and JCF for the comparables multiples.

The Offered Consideration is at a Premium to Analysts’ Valuations

According to the recommendations of analysts’ of major international and Portuguese investment banks in the four months prior to the Preliminary Announcement Date, the offered consideration per Ordinary Share is approximately 9.6% higher than the average target prices of the Ordinary Shares set by such analysts, as presented in Table 2.2 below. It is important to note that the target prices reflect the analysts’ opinion on the fair value of PT, for a given target date, based on the sum-of-the-parts valuation of PT’s different businesses.

Table 2.2 – Analysts’ Recommendations for PT Shares

Analyst	Date	Recommendation	Target Price	Target Date
ING	20/Jan/06	Buy	9,5	31 Dec 06
Citigroup	12/Jan/06	Buy	10,5	31 Dec 06
Espírito Santo	27/Dec/05	Buy	8,8	N/A
ABN Amro	19/Dec/05	Hold	7,9	31 Dec 05
BPI	15/Dec/05	Hold	8,2	31 Dec 06
BNP Paribas	12/Dec/05	Hold	9,2	N/A
WestLB	12/Dec/05	Hold	8,2	N/A
Deutsche Bank	05/Dec/05	Hold	8,4	31 Dec 06
UBS	05/Dec/05	Hold	8,2	N/A
JP Morgan	05/Dec/05	Buy	8,9	31 Dec 06
Societé Générale	24/Nov/05	Hold	7,4	31 Dec 05
Dresdner K	22/Nov/05	Buy	9,8	N/A
Morgan Stanley	02/Nov/05	Hold	8,7	N/A
Credit Suisse	28/Oct/05	Hold	7,6	31 Dec 06
Santander	13/Oct/05	Buy	8,6	31 Dec 06
Bernstein	11/Oct/05	Hold	8,2	31 Dec 06
BCP	07/Oct/05	Buy	9,9	31 Dec 06
Adjusted Average Target Price (1)			8,67

(1) Excluding maximum and minimum values

Source: Analyst research reports by applicable investment banks

2.8	Purpose of the Offer; Plans for Portugal Telecom; Sources and Amount of Funds

Purpose of the Offer

The purpose of the Offers is to purchase a number of outstanding Shares (free of liens, encumbrances, charges, limitations, liabilities or other restrictions that may adversely affect the full use, enjoyment and disposition thereof) which, together with the (i) Shares and Shares represented by ADSs acquired pursuant to the U.S. Offer and (ii) Shares owned by members of the Sonae Group, represent at least 50.01% of the outstanding share capital of PT.

In the event that the Offerors acquire more than 90% of the outstanding voting rights of the share capital of the Target Company, as a result of the Offers or otherwise, the Offerors reserve the right to use the compulsory acquisition mechanism provided for in article 194 of the Portuguese Securities Code, which will cause the immediate delisting of the Ordinary Shares and of the Convertible Bonds, with no possibility of re-listing during a period of two years.

Should the 90% threshold not be achieved the Offerors do not have at this stage any plans or proposals following completion of the Offers to propose any business combination that would cause Shares, ADSs and Convertible Bonds that are not purchased pursuant to the Offers to be exchanged by other securities in a merger or similar transaction, but the Offerors reserve the right to propose such a transaction in the future. Although the Offerors have no such plans, following the consummation of the Offers, the Offerors or one or more of their affiliates may from time to time seek to acquire through open market purchases, privately negotiated transactions, additional tender offers or otherwise, at prices different than the one to be paid in the Offers, additional Shares, ADSs and Convertible Bonds of PT not owned by them or their affiliates, subject to, and to the extent permitted by, applicable law.

If the Offers are successful, it is Sonaecom’s intention to promote changes to the Board of Directors of PT, with the objective of ensuring that at least half of the Directors are designated by Sonaecom. The development of the Sonaecom Project described below will be made taking into account the decision power or significant influence over PT and its subsidiaries (in the case of a group or control relationship), but always with complete respect for the legal and statutory powers of its statutory bodies and in accordance with law. References to Sonaecom/PT in relation to certain objectives, goods or activities, are to the group of companies currently controlled by both companies: these companies will be held in the future by Sonaecom or its subsidiaries but not necessarily by PT or its subsidiaries. All transfer of shares or other assets between controlled companies will be made at normal market conditions and on an arms’ length basis and, accordingly, with no prejudice to minority shareholders’ positions.

Plans for Sonaecom/PT

The Sonaecom Project

The Sonaecom group is proposing to acquire control of PT, ensuring a strong and stable Portuguese shareholder base to this strategic asset. The Sonaecom group will provide Sonaecom/PT with its experience in the telecommunications industry, with competence to implement a growth and internationalization strategy, with an efficient management within an increasingly global competitive environment, which will translate into benefits for all stakeholders, including shareholders, employees and costumers of Sonaecom/PT, as well as to reinforce Portugal’s national strategic interests (the “Sonaecom Project”).

Our strategic and development plans are based on four principal pillars:

•	Strengthening the competitiveness of PT in a more competitive Portuguese telecommunication environment;
•

Strengthening the competitiveness of PT in an increasingly global sector, refocusing the international growth strategy in the mobile sector towards controlling stakes in companies, ensuring the effective economies of scale and competitive advantages to the combined group;

•	Defining and implementing a clear commercial and technological, international partnership strategy; and
•	Establishing a strong shareholder leadership base.

Strengthening the competitiveness of PT in a more competitive Portuguese telecommunication environment

The integration of the Sonaecom group’s business with PT will strengthen the competitiveness of both companies, within a more competitive, dynamic, efficient and challenging Portuguese telecommunications environment.

Sonaecom will contribute management experience that is essential to meet the challenges that PT is facing today. Sonaecom’s management has proven to be highly innovative and capable of delivering increasing value to both consumers and shareholders in complex competitive conditions, having become the major alternative operator in most segments where the company operates.

The lack of real competition in the fixed telecommunications markets in Portugal has translated into high costs for the sector and Portugal as a whole. To address this strategic and competitive constraint in an effective and rapid manner, the Sonaecom Project will establish strong competition in all the fixed line telecommunication segments in Portugal. The key element of the Sonaecom Project is to dispose of one of the two fixed networks owned by PT, to be chosen by Sonaecom/PT. This will create an alternative fixed network operator with significant market share, its own infrastructure, with sufficient dimension and profitability to be able to compete effectively in the Portuguese telecommunications market.

Within a short period following completion of the Offers, Sonaecom plans to invest in Sonaecom/PT’s fixed network to provide triple play services (voice, broadband Internet and IP television). Triple-play services may be provided over either of the two fixed line networks currently operated by PT, delivering rapid and improved benefits to costumers as compared to the current status quo.

The Sonaecom Project will be a driving force in the development of the “information society” in Portugal by increasing competition and innovation and maximizing the technological potential of existing infrastructures. Aiming at meeting the concerns referred to in Plano Tecnológico do Governo Português (Technological Plan of the Portuguese Government), the Sonaecom Project will contribute to a very strong competition, between different infrastructures, in the rendering of broadband Internet services. This will translate into an immediate benefit in the price of services, in incentives to technological and commercial innovation and, consequently, in the penetration rate of such services.

Sonaecom will combine its capabilities of investing in new products and markets – as it did with We Do Consulting – Sistemas de Informacao, S.A. in the segment of revenue assurance software for the telecommunications market and Enabler – Informatica, S.A. in the segment of integration retail systems- with PT Inovacao, with the goal of developing new global market niches. Within this context, PT Inovacao will no longer be exclusively connected to PT Group’s products, as is the current situation.

In the Internet and TV market segments, the Sonaecom Project will not aim to close platforms or impede the access to content. To the contrary, it will employ an “open access” policy by ensuring the timely availability of access to media and entertainment content for all interested parties under fair market terms and conditions.

Following completion of the Offers, Sonaecom plans to merge, consolidate or use any other means to integrate the businesses and operations of Optimus and TMN, which have a current combined market share of approximately 63%. However, this integration will take place in the Portuguese telecommunication market segment where PT has the weakest relative market position and where it is competing with the world’s largest mobile operator that has a growing 37% market share, as well as the scale and profitability to sustain its strong market competitiveness. Given the current market situation and the expected significant increase in global competition, Sonaecom/PT will have greater capacity to compete with major European operators. In any case, Sonaecom is willing to discuss with the Portuguese Competition Authority ways to ensure competition and protection of consumers in the Portuguese mobile market.

As consequence of the implementation of this plan, Sonaecom/PT will face competition from at least one large scale operator, with its own infrastructure (not dependant on the network owned by the Sonae/PT Group), in all market segments. Sonaecom/PT will, nevertheless, be a stronger player both in the fixed sector – because it will be more competitive due to an adequate triple play strategy – as well as in the mobile sector – because it will gain further scale and profitability.

Strengthening the competitiveness of PT in an increasingly global sector, reorienting the international growth strategy in the mobile sector towards controlling stakes in companies that ensure effective economies of scale and competitive advantages to the group

International growth in the mobile market is fundamental to the future expansion of Sonaecom/PT. The consolidation movement has been particularly strong in the mobile sector, where large scale operators, several times larger than PT, have emerged, with several controlled subsidiaries in several different countries. Economies of scale, negotiation power, access to content and brand awareness thus created in the most dynamic and technological and commercial innovative segment, have negatively impacted the ability to compete of the pure national players.

Due to the fact that the ownership of shares in companies not controlled by or in companies jointly controlled with other telecommunication operators does not provide access to the consolidation advantages mentioned above, the internationalization strategy of Sonaecom/PT will be based on the principle of controlling all the international participations where the company is present. Sonaecom will begin by analyzing the possibilities of obtaining the control of all the current PT international investments, mainly Brazil and Morocco. In the event such control is not possible, Sonaecom will aim to reallocate the resources involved in these operations towards the acquisition of other GSM/3G operators, with special emphasis in African countries and Southeastern Europe. In any case, the Sonaecom Project will clearly aim to ensure that the total resources allocated by Sonaecom/PT to international expansion are not decreased.

Sonaecom intends to capitalize on its proven management skills and international experience of the Sonae Group as evidenced by the global leadership positions of Sonae Sierra and Sonae Indústria, which are among the largest European companies in their respective activity sectors.

Defining and implementing a clear commercial and technological, international partnership strategy

Growth and profitability in the mobile market require access to agreements with the largest GSM European operators that can guarantee the largest roaming volume and equipment purchases and rapid access to new terminals, content and applications. At the same time, however, Sonaecom/PT must preserve its autonomy and independence and protect the identity of its brands.

Sonaecom’s partnership with the FT/Orange Group has precisely such characteristics: this Group holds a minority stake in Sonaecom and the management control of all the operating companies is in the hands of Sonaecom. All partnerships that are important for the growth and development of Sonaecom/PT will be developed under these characteristics.

Establishing a strong shareholder leadership

Shareholding leadership is vital in facing the strategic crossroads and the difficult operational challenges that confront PT. We believe that the present absence of a strong shareholding leadership has been particularly detrimental to PT and that Sonae Group’s culture and corporate values, such as leadership, ambition, work ethics, meritocracy and frugality, are particularly adequate to the necessary changes.

PT’s businesses are of strategic importance to Portugal due to the wide scope of the services that they provide and PT’s relative size in the Portuguese economy. If the special rights attached to PT’s class A shares (“golden shares”) held by the Portuguese Government are required to be modified or withdrawn, Sonaecom is prepared to safeguard, by other means, all of the original strategic interests of the Portuguese state that were intended to be protected by those Class A Shares

Sonaecom publicly commits to ensure a strong shareholder leadership in the short, medium and long term.

Sonaecom and Sonae are publicly held companies quoted on Euronext Lisbon and are included in the PSI 20 Index. The capital market has been a strong financing source for both companies’ growth. The Offerors intend to keep Sonaecom and PT (or the company that results from any eventual merger) as major companies listed and traded on Euronext Lisbon and part of the PSI 20 Index.

Corporate Governance

The Offerors are aware of the fact that investors’ interests in listed companies is directly connected with their adoption of good corporate governance practices, and with a prompt release of all information relating to the company likely to influence the supply and demand of the securities issued by them and as a consequence, their respective price. Sonaecom will ensure that Sonaecom/PT adopts the best corporate governance practices according to international standards and as required by law, assuring, among other things, that an appropriate number of independent directors is kept at all times, who must have attested credibility, capacity and experience in the telecommunications sector. Sonaecom will also seek to ensure a rigorous quality of and transparency in the financial information provided to the shareholders, thus contributing to a strict equality of treatment of all shareholders.

The PT Multimedia Tender Offer

Concurrently with making the Preliminary Announcement, Sonaecom made an offer to acquire PT Multimedia, a unit of PT, for €9.03 per PT Multimedia share. The launch of this offer, which is mandatory under the terms of the Portuguese Securities Code, is subject to the success of the Offer.

Conducting the businesses after the Offers

Without prejudice to the above and to any contrary statement in this prospectus, the business and activities of PT will, immediately after the Offer, continue to be developed under similar conditions and in substantially the same manner to the ones currently in use. Sonaecom will continue to assess PT’s businesses and operations during the period of the Offers and, after its success, will make a decision in light of the prevailing circumstances. The Offerors intend to obtain additional information about PT during the Offer period, which they will then use to reevaluate the businesses, operations, capitalization and management of PT, aiming at optimizing its growth potential in conjunction with Sonaecom’s businesses.

Financing of the Offers

The total amount of funds required by the Offerors to purchase all of the estimated outstanding Shares, ADSs and Convertible Bonds sought pursuant to the Offers is estimated to be approximately €11.1 billion. The Offerors have secured sufficient funds to complete the Offers.

The structuring of the financing for the Offers took into account the requirement for a firm commitment from the bank involved towards the total financial responsibilities and the appropriate flexibility that would accommodate the different outcomes that may arise from the success of the Offers, as well as the conditions that may be imposed by the competent authorities.

Sonaecom has also secured the financial resources required to refinance all the current net debt of PT, up to an amount of €4 billion, that may become necessary due to existing early repayment clauses or that, for management reasons, it decides to replace.

Commitment Letter. Sonaecom has entered into a Commitment Letter with Grupo Santander Central Hispano (“SCH”) pursuant to which SCH provides sufficient funds to Sonaecom to finance the Offers. The financings covered by the Commitment Letter will be formalized by the parties in a term loan and revolving credit facilities, in accordance with the agreed terms sheets.

The contract that will govern the financing of the Offers (Acquisition Finance), in accordance with the respective term sheet, will have a final maturity of seven years, with a repayment of 50% of the financing due at the end of the second year and the remainder to be repaid in equal annual installments until final maturity. The requirement for specific sale of assets is not contemplated in any provision and the available period to refinance any future amounts due is considered comfortable.

The revolving credit facility will have a maturity of four years, with a one time repayment at maturity.

Share Capital Increase. If the Offers are successful, Sonaecom may obtain up to €1.5 billion from its shareholders through a capital increase that Sonaecom may use to refinance some of the financing obtained in connection with the Offers. Sonae has agreed to participate in the capital increase in relative proportion to its current shareholding in Sonaecom.

The response of SCH to the demands of this transaction, as well as the interest demonstrated by the financial community in general, and Sonaecom’s relationship banks in particular, towards this financing, confirm the financial credibility of Sonaecom’s proposal and ensure the desirable degree of comfort necessary to pursue the growth strategy foreseen in the Sonaecom Project, namely the internationalization route.

Human Resources Policy

To foster leadership skills and develop careers, Sonaecom has defined as its policy, that it intends to maintain and develop in Sonaecom/PT, the continuous investment in the development of a “Team of Excellence” and aims to strengthen its value proposition to the employees, seeking in the process to become an attractive and prestigious employer, which employees can feel proud of, where relationships are founded on trust, where the hard work of each individual is rewarded and where everyone has the opportunity to develop both professionally and personally. The following are the priorities we recognize in the management of human resources, to be developed in Sonaecom/PT:

Professional Development

We aim to balance different age, experience, qualification and education levels of our employees, with professionalism, creativity and commitment to the challenges of the market. We plan to invest in our employees’ career development and implement our annual training plan to further develop key-competencies. We will support the continued education of Sonaecom/PT’s most talented employees, including through the recently launched training partnership with Portuguese Universities (Sonaecom Learning Centre).

Internal Performance Appraisal

Our corporate culture encourages employees to take an active part in the planning of their individual objectives and career paths, in accordance with our corporate goals and business strategy, in order for them to develop a sense of identity and commitment to the group and its corporate objectives. To encourage initiative and increasingly better performance levels, we will carry out annual performance valuations for all employees.

Commitment towards the employees of PT Group

Sonaecom does not know in detail the current plans of the PT Group in what concerns the rationalization of the number of employees. As such, it does not have, at this moment, any alternative solution but, also, its does not have any reason to question the commitments already assumed. It is the firm intention of Sonaecom to rigorously fulfill the responsabilities arising from the Pension Funds of PT.

The Board of Directors

Maia, 27 February 2006

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. (“Sonae”), and Sonaecom, SGPS, S.A. (“Sonaecom”), will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Sonae or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonae and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonae and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

This press release may contain forward-looking information and statements about Sonae, Sonaecom, PT or their combined businesses after completion of the proposed Offer, based on management’s current expectations or beliefs. Forward-looking statements are statements that are not historical facts. These forward-looking statements may relate to, among other things: management strategies; synergies and cost savings; future operations, products and services; integration of the businesses; market position; planned asset disposal and capital expenditures; net debt levels and EBITDA; and earnings per share growth, dividend policy and timing and benefits of the offer and the combined company. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the telecommunications industry and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. Although these statements reflect our current expectations, which we believe are reasonable, investors and PT shareholders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to put undue reliance on any forward-looking information or statements. We do not undertake any obligation to update any forward-looking information or statements.